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CUSIP No. 163223 10 0                                                Page 1 of 8


                                  United States

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             CHELL GROUP CORPORATION

                                (Name of Issuer)

                    COMMON STOCK, $0.0467 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   163223 10 0

                                 (CUSIP Number)

                                 FT CAPITAL LTD.
                         2050 - 1055 WEST GEORGIA STREET

                      VANCOUVER, BRITISH COLUMBIA, V6E 3R5
                               ATTN: BRIAN KENNING

                                 WITH A COPY TO:

                              ANDREW J. BECK, ESQ.
                                    TORYS LLP

                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               SEPTEMBER 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     Page 2 of 8

CUSIP No. 163223 10 0

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FT Capital Ltd.
      Tax ID Number: Not applicable.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e) ?                                                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Alberta, Canada


NUMBER OF                      7     SOLE VOTING POWER
SHARES                               - 0 -
BENEFICIALLY

OWNED BY                        8    SHARED VOTING POWER
EACH                                 4, 201,487
REPORTING

PERSON                          9    SOLE DISPOSITIVE POWER
WITH                                 - 0 -
                               10    SHARED DISPOSITIVE POWER
                                     4, 201,487

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4, 201,487

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.43%

14    TYPE OF REPORTING PERSON*
      CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.
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                                                                     Page 3 of 8

CUSIP No. 163223 10 0


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $0.0467 par value (the "Shares"), of Chell Group Corporation, a New York corporation (the "Issuer").

         The principal executive office of the Issuer is 14 Meteor Drive, Toronto, Ontario, Canada M9W 1A4.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      FT Capital Ltd. is an Alberta, Canada corporation ("FT
                  Capital").

         (b) The address of the principal executive office of FT Capital is 2050 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R5.

         (c) FT Capital operates in the financial services and financial management segments.

         (d) During the last five years, FT Capital has not been convicted in any criminal proceeding.

         (e) During the last five years, FT Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of FT
         Capital is set forth on Schedule I attached hereto. The citizenship of the directors and executive officers of FT Capital is as stated on
         Schedule I. During the last five years, to the knowledge of FT Capital, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
         (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                                                     Page 4 of 8
CUSIP No. 163223 10 0

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 4,201,487 Shares have been assigned to FT Capital pursuant to that certain Assignment Agreement, dated as of September 30, 2002, by and between Trilon Bancorp Inc. ("Trilon") and FT Capital (the "Agreement"). The 4,201,487 Shares had been pledged to Trilon pursuant to that certain Pledge and Security Agreement, dated June 1, 2002, by and between Trilon and Big Fish Ltd., a Bermudan company ("Big Fish"), and that certain Pledge and Security Agreement, dated June 1, 2002, by and between Trilon and Hammock Group Limited, a Bermudan company ("Hammock") (the "Pledge Agreements"), to secure the respective obligations of Big Fish and Hammock pursuant to that certain Guarantee, dated June 1, 2002, by and between Trilon and Big Fish, and that certain Guarantee, dated June 1, 2002, by and between Trilon and Hammock of a loan (the "Loan") from Trilon to a third party. The Loan is currently in default and, pursuant to the terms of the Pledge Agreements, Trilon has the right to foreclose upon its security interest in the Shares and is entitled to vote and dispose of the Shares. Pursuant to the Agreement, Trilon has sold the Loan to FT Capital in exchange for FT Capital's agreement to pay an amount equal to the amount of principal, interest and costs payable pursuant to the Loan. Trilon also assigned its rights under the Pledge Agreements, including the right to foreclose upon its security interest in the Shares and to vote and dispose of the Shares, to FT Capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to the Agreement, FT Capital has acquired the right to foreclose upon the Shares and vote and dispose of the Shares. FT Capital has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto
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                                                                     Page 5 of 8
CUSIP No. 163223 10 0

                  or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As of the date hereof, FT Capital beneficially owns and has the sole power to vote and to direct the vote and has the sole power to dispose or direct the disposition of 4,201,487 Shares, representing 23.43% of the outstanding Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Shares reported in the Issuer's most recent Form 10-Q, dated as of July 15, 2002. Except as set forth herein, to the knowledge of FT Capital, no director or executive officer of FT Capital beneficially owns any other Shares of the Issuer.

         (c) Trilon has assigned to FT Capital any and all rights to the Shares existing under the Pledge Agreements. There have been no other transactions by FT Capital in the securities of the Issuer during the past 60 days. To the knowledge of FT Capital, there have been no transactions by any director or executive officer of FT Capital in the securities of the Issuer during the past 60 days.

         (d) Pursuant to the Agreement and the Pledge Agreements, FT Capital has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by it as described in Item 5.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Agreement, to the knowledge of FT Capital, there are no contracts, arrangements, understandings or relationships between FT Capital and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
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CUSIP No. 163223 10 0

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Assignment Agreement, dated September 30, 2002, by and between Trilon and FT Capital (Exhibit A).

         2. Pledge Agreement, dated June 1, 2002, by and between Trilon and Big Fish (Exhibit B).

         3. Pledge Agreement, dated June 1, 2002, by and between Trilon and Hammock (Exhibit C).

         4. Guarantee, dated June 1, 2002, by and between Trilon and Big Fish (Exhibit D).

         5. Guarantee, dated June 1, 2002, by and between Trilon and Hammock (Exhibit E).
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CUSIP No. 163223 10 0

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2002


                                                FT CAPITAL LTD.


                                                By: /s/ Brian Kenning
                                                   -----------------------------
                                                Name:  Brian Kenning
                                                Title: Vice President of Finance
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                                                                     Page 8 of 8
CUSIP No. 163223 10 0


                                                                      SCHEDULE I

                      INFORMATION CONCERNING THE DIRECTORS
                      AND EXECUTIVE OFFICERS OF FT CAPITAL

DIRECTORS AND EXECUTIVE OFFICERS OF FT CAPITAL. The following table sets forth the name, age, current business address, citizenship and present principal occupation or employment of each director and executive officer of FT Capital. Each such person is a citizen of Canada. Unless otherwise indicated, the current business address of each person is c/o FT Capital. Each occupation set forth opposite an individual's name refers to employment with FT Capital, unless otherwise noted.

NAME, AGE AND CURRENT BUSINESS                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
          ADDRESS
William J.M. Henning, Q.C., 75                    Senior Partner, Henning, Byrne, Whitmore & McKall

Brian G. Kenning, 53                              Managing Partner and Chairman, B.C. Pacific Capital Corporation

Terrence A. Lyons, 53                             President and Chief Executive Officer

John M. Messer, 61                                Director and Consultant

John B. Newman, 68                                Chairman, MBNT Financial Holdings Limited

A. Samuel Wakim, Q.C., 65                         Associate, Weir & Foulds